

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Antonio Treminio
Chief Executive Officer and Chief Financial Officer
Novo Energies Corporation
750 Cote de Place d'Armes, Suite 64
Montréal,Québec Canada H2Y 2X8

      Re: Novo Energies Corporation
              Form 10-K for the fiscal year ended March 31, 2010
              Filed July 14, 2010
              File No. 000-53723

Dear Mr. Treminio:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              /s/Tia Jenkins

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services